UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Advent/Claymore Enhanced Growth & Income Fund
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00765E104
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 401,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 401,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 362,176
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 362,176
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 764,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 764,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON Jeremy Gollehon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON John H. Peterson III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON Lisa H. Youel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)           This statement is filed by:

(i)	Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”);

(ii)	Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”);

(iii)	Western Investment LLC, a Delaware limited liability company (“WILLC”), which serves as the general partner of each of WIHP and WITRP;

(iv)	Arthur D. Lipson, who serves as the managing member of WILLC (together with WILLC, WIHP and WITRP, the “Western Entities”);

(v)	Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”);

(vi)	Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), which serves as the managing member of BPIP;

(vii)	Robert Ferguson, who serves as a managing member of BPM (together with BPIP and BPM, the “Benchmark Entities”);

(viii)	Jeremy Gollehon, as nominee;

(ix)	John H. Peterson III, as nominee; and

(x)	Lisa H. Youel, as nominee.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Mr. Lipson is P.O. Box 71279, Salt Lake City, UT 84171.  The principal business address of each of BPIP, BPM and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.  The principal business address of Mr. Gollehon is 262 Ogden Ave., Apt. 1, Jersey City, NJ 07307.  The principal business address of Mr. Peterson is c/o Application Experts, 590 Burbank St. #220, Broomfield, CO 80020.  The principal business address of Ms. Youel is c/o Expedia Inc., 333 108th Avenue NE, Bellevue, WA 98004.

CUSIP NO. 00765E104

(c)           The principal business of WILLC is acting as the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal business of BPIP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal business of Mr. Gollehon is as Founder and CEO of prop.io, a startup real estate technology company.  The principal business of Mr. Peterson is as Vice President of Sales – North America, EMEA, Asia Pacific of Application Experts (Salesforce.com ISV Partner), a private company that designs and develops web-based fund management software.  The principal business of Ms. Youel is Senior Director – Transfer Pricing at Expedia Inc. an online travel company.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Ferguson, Gollehon, Lipson and Peterson and Ms. Youel are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 401,300 Shares owned directly by WIHP is approximately $3,348,601, including brokerage commissions.  The aggregate purchase price of the 362,176 Shares owned directly by WITRP is approximately $2,911,359, including brokerage commissions.  The aggregate purchase price of the 1,500 Shares owned directly by WILLC is approximately $13,378, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 112,686 Shares owned directly by BPIP is approximately $853,644, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On June 30, 2016, WILLC delivered a letter to the Issuer (the “Nomination Letter”) nominating Jeremy Gollehon, John H. Peterson III and Lisa H. Youel (collectively, the “Nominees”), for election to the Board of Trustees of the Issuer at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  WILLC intends to deliver a proxy statement and form of proxy to the Issuer’s stockholders and solicit proxies in support of the Nominees.  WILLC also delivered similar nomination letters to the Issuer’s sister funds, Advent Claymore Convertible Securities and Income Fund (AVK) and Advent Claymore Convertible Securities & Income Fund II (AGC), nominating the Nominees.

CUSIP NO. 00765E104

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,603,025 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2015, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on January 8, 2016.

A.	WIHP

(a)	As of the close of business on July 1, 2016, WIHP beneficially owned 401,300 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 401,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 401,300
4. Shared power to dispose or direct the disposition: 0

(c)	WIHP has not entered into any transactions in the Shares during the past 60 days.

B.	WITRP

(a)	As of the close of business on July 1, 2016, WITRP beneficially owned 362,176 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 362,176
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 362,176
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on July 1, 2016, WILLC directly owned 1,500 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 401,300 Shares owned by WIHP and (ii) 362,176 Shares owned by WITRP.

Percentage: Approximately 5.6%

CUSIP NO. 00765E104

(b)	1. Sole power to vote or direct vote: 764,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 764,976
4. Shared power to dispose or direct the disposition: 0

(c)
WILLC has not entered into any transactions in the Shares during the past 60 days.  The transactions in Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 1,500 Shares owned by WILLC, (ii) 401,300 Shares owned by WIHP and (iii) 362,176 Shares owned by WITRP.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 764,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 764,976
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on July 1, 2016, BPIP beneficially owned 112,686 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)	BPIP has not entered into any transactions in the Shares during the past 60 days.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 112,686 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)	BPM has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 00765E104

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 112,686 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.

H.	Mr. Gollehon

(a)	As of the date hereof, Mr. Gollehon does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gollehon has not entered into any transactions in the Shares during the past 60 days.

I.	Mr. Peterson

(a)	As of the date hereof, Mr. Peterson does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Peterson has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 00765E104

J.	Ms. Youel

(a)	As of the date hereof, Ms. Youel does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Youel has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 30, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees and any proposals submitted by the Reporting Persons at the Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, WILLC has agreed to indemnify each of the Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with an election at the 2016 Annual Meeting and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

WILLC provides recommendations from time to time to BPIP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP.  WILLC receives a periodic fee based on the percentage of profits from BPIP’s portfolio.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibits:

99.1	Joint Filing and Solicitation Agreement

99.2	Form of Indemnification Letter Agreement

99.3	Powers of Attorney

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Jeremy Gollehon, John H. Peterson III and Lisa H. Youel

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON

CUSIP NO. 00765E104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
05/24/2016	19,200	8.1584
05/25/2016	961	8.1507
05/31/2016	1,400	8.2685
06/03/2016	85	8.2885
06/06/2016	3,632	8.3016
06/16/2016	500	8.1485
06/20/2016	300	8.2285
06/21/2016	1,800	8.2368